

RECEIVED

2006 APR -7 P 3:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

| Ihre Zeichen<br>Your Ref. | Unsere Zeichen / Datum<br>Our Ref. / Date | Telefon / Telefax<br>Telephone / Telefax |
|---|---|---|
| | CGN IR, nr<br>24 March 2006 | |

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.



SUPPL

**Deutsche Lufthansa AG**
**Rule 12g3-2(b) File No. 82-4691**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

PROCESSED

APR 10 2006

THOMSON
FINANCIAL

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.

| ISSUER | FILE NO. |
|---|---|
| Deutsche Lufthansa AG | 82- 4691 |

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**Lufthansa Investor Relations**







# Thomas Cook: Earnings show continued improvement

**24.03.2006**

The financial situation of Thomas Cook Group improved still further in the first quarter of the 2005/2006 financial year. From 1 November to 31 January 2006 Thomas Cook Group saw earnings before interest, taxes and amortisation of goodwill (EBITA) raise by 13.0 per cent. As is customary in the winter season, earnings were still in negative territory, but improved by €18.8m over the level of the previous year to end at minus €125.9m.

**Download-Service**

> **Here you can find the complete Press Release from Thomas Cook**

**Last modified: Mar 24, 2006**





# Lufthansa lifts operating profit to 77 million euros and propses dividend of 0,50 euro

**23.03.2006**

### Dividend increased to 50 euro cents per share / Fares across Europe for 99 euros

"We aimed high in 2005 and have achieved more than expected - despite record oil prices," said Lufthansa CEO and Chairman Wolfgang Mayrhuber, presenting the Group's results for the year at a press conference in Frankfurt. The Lufthansa Group increased operating profit in 2005 by 50 per cent to 577 million euros. "We are strategically well positioned and are operating successfully against tough competition. We are growing, we have become more profitable, and we have invested in future-promising products and quality."

All six business segments returned an operating profit. The leisure travel group Thomas Cook and the in-flight caterer LSG achieved the turnaround. Lufthansa is established on a firm financial footing and has further strengthened its balance sheet. The Group still commands substantial liquidity. Shareholders will also benefit from the year's good results: The Executive and Supervisory Board are to propose a per-share dividend of 0.50 euro (previous year: 0.30 euro) at the Annual General Meeting.

The Group's focus is still on the customer, said Mayrhuber. "Our strategy as a full-line provider is paying off. We lay on individual services for individual needs - purpose-designed for every requirement." With the introduction of the Lufthansa Private Jet Service, Lufthansa has expanded its à la carte portfolio of services designed to meet every need in the aviation industry. "Customers are full of praise for our Business Class, they are delighted with our service in First Class. Our premium strategy is vindicated by the figures," said the Chairman. The number of passengers flying First Class was up by 20 per cent last year. Lufthansa is also gaining ground in the bargain-fare segment, he observed. Buoyed by the success of the "betterFly" discount fares offered initially out of Hamburg, that tariff concept is now to be extended to the whole of Germany. From 3 April, Lufthansa is to offer round-trip flights to all European destinations at the attractive price of 99 euros, including taxes and charges. "We are focusing more sharply this year on European traffic. Competition spurs us on. We face up to competition, whatever its origin." Lufthansa is also investing more in quality, Mayrhuber emphasised. Aircraft on short to medium-haul flights are being fitted out with new and more comfortable seats in both classes in the cabin.
The Lufthansa CEO and Chairman is highly satisfied with the integration of SWISS with Lufthansa. "Synergies are surfacing faster and to greater effect than we targeted. Customers of both airlines are profiting from the tie-up; their response is entirely positive". The Swiss carrier is expecting to break even this year and return a profit in 2007, the Chairman noted.

Improving and expanding the infrastructure remains a central issue for Lufthansa, Mayrhuber underlined. "We want the growth in air traffic to occur with us and here in Germany. That is the purpose of our involvement in the Air Traffic for Germany initiative, and of our investment in Munich and Frankfurt airports."

Lufthansa still attaches high priority to the cost cutting and efficiency improvement measures envisaged in its Action Plan. Within that plan, the Group achieved its target of improving results by 780 million euros in 2005. It will attain its ultimate target totalling 1.2 billion euros by the end of the year, Mayrhuber said. Even then, the Group must continue seeking additional cost-saving options. "Costs must fall, efficiency must rise further."

In the 2006 business year, the Executive Board is expecting an operating result at least on the level of the previous year. It is targeting an operating profit in the medium term of 1 billion euros by 2008.

### The financial year 2005 in figures

In 2005 Lufthansa generated total revenue of 18.1 billion euros, which was 6.5 per cent more than in 2004. The Group's airlines pushed up their combined traffic revenue by 8.0 per cent to 13.9 billion euros. Successful capacity and sales management significantly raised average yields in passenger business (+3.5 per cent) and freight business (+10.8 per cent). Other operating income fell by 11.9 per cent to 1.5 billion euros. One reason for this was that the book profits of 331 million euros were 25.8 per cent lower than in 2004. Of this total, 182 million euros came from the sale of the remaining shareholding in Amadeus Global Travel Distribution S.A. and 107 million euros from

the disposal of Loyalty Partner GmbH.

In 2005 operating expenses totalled 19.0 billion euros and were 6.5 per cent higher than in 2004. The year-on-year rise was mainly due to the dramatic surge in the price of kerosene. Fuel costs soared to a record peak of 2.7 billion euros; this was 843 million euros or 46.3 per cent more than in 2004. The fuel price hedging measures were once again very successful and yielded savings of 278 million euros.
Lufthansa lifted the operating profit in 2005 by 50.7 per cent to 577 million euros. The net result for the year after taxes likewise improved to 453 million euros, a year-on-year increase of 12.1 per cent.

Capital expenditure increased slightly to 1.8 billion euros and as in the past years was again fully funded from the cash flow, which expanded by 4.0 per cent to 2.0 billion euros.
At the end of 2005 the Group's liabilities were covered by liquid funds, with the balance showing net debt of 7 million euros.

| | | 2005 | 2004 | Percantage change |
|---|---|---|---|---|
| Revenue | €m | 18,065 | 16,965 | + 6.5 |
| of which traffic revenue | €m | 13,904 | 12,869 | + 8.0 |
| Profit from operating activities | €m | 719 | 954 | - 24.6 |
| Group result | €m | 453 | 404 | + 12.1 |
| Operating result | €m | 577 | 383 | + 50.7 |
| Capital expenditure | €m | 1,829 | 1,783 | + 2.6 |
| Cash flow | €m | 1,956 | 1,881 | + 4.0 |
| Employees at year-end | | 92,303 | 90,673 | + 1.8 |
| Earnings per share | € | 0.99 | 0.94 | + 5.3 |
| Proposed dividend | € | 0.50 | 0.30 | + 66.7 |

**Annual report 2005**

▷ **The full Annual Report for the financial year 2005**

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

**Disclaimer in respect of forward-looking statements**
Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their very nature subject to uncertainties and imponderable risk factors - such as changes in underlying economic conditions - and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. It neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

**Last modified: Mar 23, 2006**

**Lufthansa Investor Relations**



# New IR website with "Online-Factbook"

**Frankfurt, March 23rd, 2006**

The Lufthansa Investor Relations website has been completely revamped. It is now online and features a new layout and an improved structure. One absolute novelty is the constantly updated "Online-Factbook".

This compiles all the basic information on the **www.lufthansa-financials.com** website in a PDF format. When printed, it looks like a brochure full of interesting facts about the Lufthansa Group for investors. By clicking on the "Online-Factbook" button, users will find the latest updates on the company.

**Last modified: Mar 23, 2006**





# Fly Lufthansa in Europe for as little as 99 euros

**Frankfurt, 23 March 2006**

**Ticket sales start on 3 April**

Flying within Europe will soon be cheaper than ever for Lufthansa customers. On 3 April the airline is launching its new "betterFly" fares. From that date, flights can be booked for as little as 99 euros - return fare, including taxes and charges. The offer applies to all Lufthansa nonstop flights from any German airport to destinations in EU countries, Switzerland, Norway and Turkey. The special feature of this bargain-price fare is that passengers can take advantage of the complete Lufthansa quality product. "betterFly" fares have no minimum stay or advance booking requirements. In addition, passengers will have the miles they have flown credited to their Miles & More account and can enjoy the full service that comes with a Lufthansa flight. Never before has it been so cheap to fly with a quality airline to Athens, Lisbon or Riga.

"After our successful experience on domestic routes in Germany and the launch of our "betterFly" fares in Hamburg, we have seen that an attractive starting price can have a very positive effect on the market. We want to make our customers appealing offers and open up further growth for Lufthansa," says Wolfgang Mayrhuber, Chairman and CEO of Deutsche Lufthansa AG, explaining the new price concept.

Altogether Lufthansa will be offering "betterFly" fares on 181 routes to 76 destinations in 25 countries. The 99-euro, all-inclusive fare will also apply to 51 non-stop flights between 20 cities in Germany. As is usual with all special fares, early booking is recommended. Lufthansa guarantees customers on all domestic German and European routes an average monthly total of 350,000 seats offered at the price of 99 euros per ticket.
"betterFly" fares can be booked in Germany from 3 April and all tickets are open-ended. Tickets booked online via **www.lufthansa.com** are subject to the normal ticket service charge of ten euros, which will be added to the final price. This charge varies for reservations made through other channels. There is no minimum stay requirement for "betterFly" fares.

Any "betterFly" ticket can be rebooked, although a charge will be made for this service. However, tickets are non-refundable. For information or to book a Lufthansa flight, please contact the Lufthansa Call Center on "0180 - LUFTHANSA" (0180/5 83 84 26). Reservations can also be made at Lufthansa-designated travel agencies and at Lufthansa sales counters at airports.

Deutsche Lufthansa AG
Media Relations
**http://media.lufthansa.com**

**Last modified: Mar 23, 2006**





# Stephan Gemkow appointed new Chief Financial Officer of Deutsche Lufthansa AG

**22.03.2006**

**Dr. Roland Busch proposed as his successor on the Lufthansa Cargo Executive Board**

At its meeting today, the Supervisory Board of Deutsche Lufthansa AG appointed Stephan Gemkow as Chief Financial Officer for a period of three years, effective 1 June 2006. Stephan Gemkow, a member of the Executive Board of Lufthansa Cargo AG since February 2004 with responsibility for Finance and Human Resources, will succeed Dr. Karl-Ludwig Kley, who is stepping down as Chief Financial Officer on 31 May 2006 and moving to Merck KgaA.

As successor to Stephan Gemkow, the Nominating Committee of the Lufthansa Cargo Supervisory Board proposed Dr. Roland Busch, who has been Senior Vice President Corporate Finance at Deutsche Lufthansa AG since March 2004. Dr. Roland Busch will head the Finance and Human Resources division with effect from 1 June 2006.

Since 1 February 2004, in his capacity as a member of the Executive Board of Lufthansa Cargo AG, Stephan Gemkow (46) has been in charge of Finance and Human Resources. After completing a degree in business administration, he began his career in 1988 as a consultant for BDO Deutsche Warentreuhand AG. He joined Lufthansa in 1990, starting in Corporate Organisation and Strategic Corporate Development. In 1991 he was appointed Area Sales Manager for south-western Germany. The following year he moved to Frankfurt as a member of the traffic management team, where he was responsible for Sales, Lounges and Information Services. From 1994 to 1997, he held the position of Area Sales Manager and was based in Washington DC. He subsequently took over as Head of Investor Relations, and in 2001 was appointed Senior Vice President Corporate Finance.

Dr. Roland Busch (42) has been in charge of Corporate Finance since 1 March 2004. In 1991, after graduating in business administration, he started out at Lufthansa in Corporate Controlling. In 1995 he was appointed executive assistant to the then CEO and Chairman, Jürgen Weber, and from 1996 to 1997 played a key role in "Programme 15", the Group's cost-management scheme. In 1997 he was appointed Commercial Manager of Lido GmbH Lufthansa Aeronautical Services. Since 2001 he has been Head of Corporate Audit at Deutsche Lufthansa AG.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

**Last modified: Mar 22, 2006**



**Home** > **News/Up to date** > **Financial News** > **Stephan Gemkow appointed new Chief Financial Officer**

# Stephan Gemkow appointed new Chief Financial Officer

**22.03.2006**

At its meeting today, the Supervisory Board of Deutsche Lufthansa AG appointed Stephan Gemkow Chief Financial Officer of the company effective June 01, 2006 for 3 years. Mr. Gemkow will succeed Dr Karl-Ludwig Kley, who is stepping down as Chief Financial Officer on May 31, 2006 and moving to Merck KGaA.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Tel +49 69 696-90997, Fax +49 69 696-90990
Email: investor.relations@dlh.de

22 March 2006

**Last modified: Mar 23, 2006**



**Lufthansa** Investor Relations



# Proposed dividend and 2005 annual result

**22.03.2006**

The Executive Board and the Supervisory Board of Deutsche Lufthansa AG have decided to propose a dividend payout of 0.50 euros per share for the 2005 financial year to the Annual General Meeting on 17 May 2006. This compares with a dividend payout of 0.30 euros in 2004.

The planned increase in the dividend reflects Lufthansa's strong performance in 2005. For the financial year ended 31 December 2005 the Lufthansa Group posted a positive operating result of 577 million euros (2004: +383 million euros). The net profit for 2005 amounted to 453 million euros (2004: +404 million euros).

Lufthansa will publish detailed information on its 2005 Annual Financial Statements at the Press and Analysts' Conference on 23 March 2006. The data will be released simultaneously on the Internet at www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Tel +49 69 696-90997, Fax +49 69 696-90990
Email: investor.relations@dlh.de

22 March 2006

**Last modified: Mar 23, 2006**



**Lufthansa Investor Relations**



# Lufthansa CFO moving to Merck KGaA

**13.03.2006**

Dr. Karl-Ludwig Kley last night (12 March 2006) informed the Chairman of the Supervisory Board, Dr. Jürgen Weber, by telephone that he will step down from his position as Chief Financial Officer of Deutsche Lufthansa AG. Dr Kley intends to move to Merck KGaA. At its meeting on 22 March 2006, the Lufthansa Supervisory Board will consider the succession of Dr Kley.

**Deutsche Lufthansa AG**
Investor Relations
Ulrike Schlosser, Tel +49 69 696-90997, Fax +49 69 696-90990
Email: **investor.relations@dlh.de**

Frankfurt, 13 March 2006

**Last modified: Mar 23, 2006**





# Change in Executive Board of Lufthansa Cargo AG

**08.03.2006**

Jean-Peter Jansen, Chairman of Lufthansa Cargo AG, is stepping down from the Executive Board for health reasons. His resignation will take effect from 1 April 2006.

At its meeting today, the Lufthansa Cargo Supervisory Board thereupon appointed Stefan Lauer, who is a member of the Executive Board of the parent company Deutsche Lufthansa AG, interim chairman. While Stefan Lauer will simultaneously remain a member of the Lufthansa Executive Board, he will step down temporarily as Chairman of the Lufthansa Cargo Supervisory Board. Wolfgang Mayrhuber, Chairman and CEO of Deutsche Lufthansa AG, will assume this position of a temporary nature only.

**Deutsche Lufthansa AG**
Investor Relations
60546 Frankfurt
Ulrike Schlosser, tel. +49 69 696 - 90997, fax +49 69 696 - 90990,
E-Mail: investor.relations@dlh.de

8 March 2006

**Last modified: Mar 17, 2006**





# Best Practice Award for Lufthansa First Class Terminal

**08.03.2006**

**Jury acclaims airline's outstanding innovative flair**

Lufthansa has won kudos for exemplary innovation in the German travel industry. For the successful planning and implementation of the logistics and service chain of its First-Class Terminal at Frankfurt Airport, the airline has landed the "Best Practice Award 2006" from the Travel Industry Club. A prestigious jury comprising senior executives, economics correspondents, consultants and academics selected Lufthansa for the award from among 19 contenders in the travel business. The "Best Practice Award" was handed to Lufthansa Executive Vice President Services and Human Resources Carsten Spohr by State Secretary Dagmar Wöhrl from the Ministry for Industry and Technology at an official ceremony on the eve of the International Tourism Exchange (ITB) in Berlin on Tuesday.

Among the members of the Travel Industry Club jury, chaired by Steffen Weidemann, were Jens Brösel from DERTOUR, Professor Dr. Christian Buer from Heilbronn University, Professor Dr. Roland Conrady from Worms University, Thomas Edelkamp from the 2006 FIFA World Cup™ Accommodation Services, the tourist expert and former chairman of DER, Peter Landsberger, and the business editor of the Frankfurter Allgemeine daily, Hans-Christoph Noack.

Franfkurt/Berlin, 8 March 2006

**Lufthansa Group**

**Here you will find further information**

**Last modified: Mar 17, 2006**





# Thomas Cook AG in the 2004/2005 financial year: Back again into profit before and after taxes

**06.03.2006**

Within the last two years, Thomas Cook AG has achieved a turnaround in earnings in excess of 400 million euros and in the financial year 2004/2005 generated 105 million euros profit after taxes. Increased sales, an enhanced gross profit margin due to favourable purchasing terms and the ongoing reduction in overhead costs were the three key factors driving profit enhancement on all levels. Net debt was again cut this time by half to total 279.3 million euros.

Following the completion of its restructuring programme, Thomas Cook AG once again has a competitive cost structure and a solid financial position. Measures aimed at optimising processes will secure the level already attained and improve it further still. The group's portfolio of participations will be reduced step by step and its focus will be concentrated on the core business. At the same time, the course will be set for the reorientation and further development of the group. As such, all the key measures are in place that are needed to secure the success Thomas Cook has already achieved, develop the business and earn improving profits not only in the 2005/2006 financial year but also in the years to come.

**Press Releases**

- **Result 2004/2005, published by Thomas Cook (Pdf)**
- **Reorientation and further development of the Group (Pdf)**

Frankfurt, 6 March 2006

**Last modified: Mar 17, 2006**


Lufthansa Investor Relations



# Lufthansa wins award for world's best airline fuel department

**23.02.2006**

**Top honours in survey by Armbrust Aviation Group / Winner in six categories**

Lufthansa has received a top award from the Armbrust Aviation Group for having the best fuel management department in the aviation industry. The fuel suppliers who took part in the 5th Armbrust Survey ranked Lufthansa first in six of the eight individual categories, including "Most innovative", "Most price conscious" and "Best staff". Helmut Fredrich, General Manager for Fuel at Lufthansa, accepted the prize in the United States. "Fuel is an important cost factor for every airline," he said. "Given the drastic increase in the price of oil and kerosene, now more than ever we need an integrated and professional approach to fuel management."

Lufthansa has an annual fuel requirement of about six million tonnes. Since 1990 the Group has successfully hedged against fluctuating jet fuel prices. To date, it has made cost savings totalling more than 1.5 billion euros.

Deutsche Lufthansa AG
Corporate Communications
**http://media.lufthansa.com**

**Last modified: Mar 17, 2006**





# Antitrust Investigation in the Air Cargo Industry

**14 February 2006**

Antitrust authorities are currently investigating possible antitrust law violations in the air cargo industry.

As a result of the ongoing investigations, no further information with regard to the proceedings can be provided. Lufthansa will fully cooperate in the investigations by the authorities.

Deutsche Lufthansa AG
Corporate Communications
**http://media.lufthansa.com**

Frankfurt, 14 February 2006

**Last modified: Mar 17, 2006**



A STAR ALLIANCE MEMBER

**Lufthansa Aviation Group** | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services

**All contents not to be released before:**
**March 23, 2006 – 10.00 a.m.**

## Lufthansa Annual Press and Analysts' Conference 2006

## Contents





## Press and Analysts' Conference

### Podium:

Wolfgang Mayrhuber, Chairman of the Executive Board and CEO

Dr. Karl-Ludwig Kley, Member of the Executive Board, Chief Financial Officer

Klaus Walther, Senior Vice President Corporate Communications

Ulrike Schlosser, Senior Vice President Investor Relations

### Contact:

For journalists:

Deutsche Lufthansa AG
Corporate Communications
Tel.: +49 69 / 696 - 2999
Fax: +49 69 / 696 - 95428

For analysts:

Deutsche Lufthansa AG
Investor Relations
Tel.: +49 69 / 696 - 6470 or - 90997
Fax: +49 69 / 696 - 90990



Lufthansa News

A STAR ALLIANCE MEMBER

Lufthansa Aviation Group | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services



Frankfurt, 23 March 2006

# Lufthansa lifts operating profit to 577 million euros

**Dividend increased to 50 euro cents per share / Fares across Europe for 99 euros**

"We aimed high in 2005 and have achieved more than expected – despite record oil prices," said Lufthansa CEO and Chairman Wolfgang Mayrhuber, presenting the Group's results for the year at a press conference in Frankfurt. The Lufthansa Group increased operating profit in 2005 by 50 per cent to 577 million euros. "We are strategically well positioned and are operating successfully against tough competition. We are growing, we have become more profitable, and we have invested in future-promising products and quality."

All six business segments returned an operating profit. The leisure travel group Thomas Cook and the in-flight caterer LSG achieved the turnaround. Lufthansa is established on a firm financial footing and has further strengthened its balance sheet. The Group still commands substantial liquidity. Shareholders will also benefit from the year's good results: The Executive and Supervisory Board are to propose a per-share dividend of 0.50 euro (previous year: 0.30 euro) at the Annual General Meeting.

The Group's focus is still on the customer, said Mayrhuber. "Our strategy as a full-line provider is paying off. We lay on individual services for individual needs – purpose-designed for every requirement." With the introduction of the Lufthansa Private Jet Service, Lufthansa has expanded its à la carte portfolio of services designed to meet every need in the aviation industry. "Customers are full of praise for our Business Class, they are delighted with our service in First Class. Our premium strategy is vindicated by the figures," said the Chairman. The number of passengers flying First Class was up by 20 per cent last year. Lufthansa is also gaining ground in the bargain-fare segment, he observed. Buoyed by the success of the "betterFly" discount fares offered initially out of Hamburg, that tariff concept is now to be extended to the whole of Germany. From 3 April, Lufthansa is to offer round-trip flights to all European destinations at the attractive price of 99 euros, including taxes and charges. "We are focusing more sharply this year on

European traffic. Competition spurs us on. We face up to competition, whatever its origin." Lufthansa is also investing more in quality, Mayrhuber emphasised. Aircraft on short to medium-haul flights are being fitted out with new and more comfortable seats in both classes in the cabin.

The Lufthansa CEO and Chairman is highly satisfied with the integration of SWISS with Lufthansa. "Synergies are surfacing faster and to greater effect than we targeted. Customers of both airlines are profiting from the tie-up; their response is entirely positive". The Swiss carrier is expecting to break even this year and return a profit in 2007, the Chairman noted.

Improving and expanding the infrastructure remains a central issue for Lufthansa, Mayrhuber underlined. "We want the growth in air traffic to occur with us and here in Germany. That is the purpose of our involvement in the Air Traffic for Germany initiative, and of our investment in Munich and Frankfurt airports."

Lufthansa still attaches high priority to the cost cutting and efficiency improvement measures envisaged in its Action Plan. Within that plan, the Group achieved its target of improving results by 780 million euros in 2005. It will attain its ultimate target totalling 1.2 billion euros by the end of the year, Mayrhuber said. Even then, the Group must continue seeking additional cost-saving options. "Costs must fall, efficiency must rise further."

In the 2006 business year, the Executive Board is expecting an operating result at least on the level of the previous year. It is targeting an operating profit in the medium term of 1 billion euros by 2008.

**The financial year 2005 in figures**

In 2005 Lufthansa generated total revenue of 18.1 billion euros, which was 6.5 per cent more than in 2004. The Group's airlines pushed up their combined traffic revenue by 8.0 per cent to 13.9 billion euros. Successful capacity and sales management significantly raised average yields in passenger business (+3.5 per cent) and freight business (+10.8 per cent). Other operating income fell by 11.9 per cent to 1.5 billion euros. One reason for this was that the book profits of 331 million euros were 25.8 per cent lower than in 2004. Of this total, 182 million euros came from the sale of the remaining shareholding in Amadeus Global Travel Distribution S.A. and 107 million euros from the disposal of Loyalty Partner GmbH.

In 2005 operating expenses totalled 19.0 billion euros and were 6.5 per cent higher than in 2004. The year-on-year rise was mainly due to the dramatic surge in the price of

kerosene. Fuel costs soared to a record peak of 2.7 billion euros; this was 843 million euros or 46.3 per cent more than in 2004. The fuel price hedging measures were once again very successful and yielded savings of 278 million euros.

Lufthansa lifted the operating profit in 2005 by 50.7 per cent to 577 million euros. The net result for the year after taxes likewise improved to 453 million euros, a year-on-year increase of 12.1 per cent.

Capital expenditure increased slightly to 1.8 billion euros and as in the past years was again fully funded from the cash flow, which expanded by 4.0 per cent to 2.0 billion euros.

At the end of 2005 the Group's liabilities were covered by liquid funds, with the balance showing net debt of 7 million euros.

| | | 2005 | 2004 | Percentage change |
|---|---|---|---|---|
| Revenue | €m | 18,065 | 16,965 | +6.5 |
| *of which* traffic revenue | €m | 13,904 | 12,869 | +8.0 |
| Profit from operating activities | €m | 719 | 954 | -24.6 |
| Group result | €m | 453 | 404 | +12.1 |
| Operating result | €m | 577 | 383 | +50.7 |
| Capital expenditure | €m | 1,829 | 1,783 | +2.6 |
| Cash flow | €m | 1,956 | 1,881 | +4.0 |
| Employees at year-end | | 92,303 | 90,673 | +1.8 |
| Earnings per share | € | 0,99 | 0.94 | +5.3 |
| Proposed dividend | € | 0.50 | 0.30 | +66.7 |

The full Annual Report for the financial year 2005 is posted at www.lufthansa-financials.com

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Göntgens
Tel. +49 69 696 – 51014 / – 67338
Fax +49 69 696 – 95428
http://media.lufthansa.com

***Disclaimer in respect of forward-looking statements***

*Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their very nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. It neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.*

Frankfurt, 22 March 2006

# Stephan Gemkow appointed new Chief Financial Officer of Deutsche Lufthansa AG

**Dr. Roland Busch proposed as his successor on the Lufthansa Cargo Executive Board**

At its meeting today, the Supervisory Board of Deutsche Lufthansa AG appointed Stephan Gemkow as Chief Financial Officer for a period of three years, effective 1 June 2006. Stephan Gemkow, a member of the Executive Board of Lufthansa Cargo AG since February 2004 with responsibility for Finance and Human Resources, will succeed Dr. Karl-Ludwig Kley, who is stepping down as Chief Financial Officer on 31 May 2006 and moving to Merck KgaA.

As successor to Stephan Gemkow, the Nominating Committee of the Lufthansa Cargo Supervisory Board proposed Dr. Roland Busch, who has been Senior Vice President Corporate Finance at Deutsche Lufthansa AG since March 2004. Dr. Roland Busch will head the Finance and Human Resources division with effect from 1 June 2006.

Since 1 February 2004, in his capacity as a member of the Executive Board of Lufthansa Cargo AG, Stephan Gemkow (46) has been in charge of Finance and Human Resources. After completing a degree in business administration, he began his career in 1988 as a consultant for BDO Deutsche Warentreuhand AG. He joined Lufthansa in 1990, starting in Corporate Organisation and Strategic Corporate Development. In 1991 he was appointed Area Sales Manager for south-western Germany. The following year he moved to Frankfurt as a member of the traffic management team, where he was responsible for Sales, Lounges and Information Services. From 1994 to 1997, he held the position of Area Sales Manager and was based in Washington DC. He subsequently took over as Head of Investor Relations, and in 2001 was appointed Senior Vice President Corporate Finance.

Dr. Roland Busch (42) has been in charge of Corporate Finance since 1 March 2004. In 1991, after graduating in business administration, he started out at Lufthansa in Corporate Controlling. In 1995 he was appointed executive assistant to the then CEO and Chairman, Jürgen Weber, and from 1996 to 1997 played a key role in "Programme 15", the Group's cost-management scheme. In 1997 he was appointed Commercial Manager of Lido GmbH Lufthansa Aeronautical Services. Since 2001 he has been Head of Corporate Audit at Deutsche Lufthansa AG.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz
Tel: +49 69 696 – 51014/ - 2999
Fax: +49 69 696 95428
http://media.lufthansa.com

Lufthansa News | A STAR ALLIANCE MEMBER

**Lufthansa Aviation Group** | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services

Frankfurt, 23 March 2006

# Fly Lufthansa in Europe for as little as 99 euros

**Ticket sales start on 3 April**

Flying within Europe will soon be cheaper than ever for Lufthansa customers. On 3 April the airline is launching its new “betterFly” fares. From that date, flights can be booked for as little as 99 euros – return fare, including taxes and charges. The offer applies to all Lufthansa nonstop flights from any German airport to destinations in EU countries, Switzerland, Norway and Turkey. The special feature of this bargain-price fare is that passengers can take advantage of the complete Lufthansa quality product. “betterFly” fares have no minimum stay or advance booking requirements. In addition, passengers will have the miles they have flown credited to their Miles & More account and can enjoy the full service that comes with a Lufthansa flight. Never before has it been so cheap to fly with a quality airline to Athens, Lisbon or Riga.

“After our successful experience on domestic routes in Germany and the launch of our “betterFly” fares in Hamburg, we have seen that an attractive starting price can have a very positive effect on the market. We want to make our customers appealing offers and open up further growth for Lufthansa,” says Wolfgang Mayrhuber, Chairman and CEO of Deutsche Lufthansa AG, explaining the new price concept.

Altogether Lufthansa will be offering “betterFly” fares on 181 routes to 76 destinations in 25 countries. The 99-euro, all-inclusive fare will also apply to 51 non-stop flights between 20 cities in Germany. As is usual with all special fares, early booking is recommended. Lufthansa guarantees customers on all domestic German and European routes an average monthly total of 350,000 seats offered at the price of 99 euros per ticket.

“betterFly” fares can be booked in Germany from 3 April and all tickets are open-ended. Tickets booked online via www.lufthansa.com are subject to the normal ticket service charge of ten euros, which will be added to the final price. This charge varies for reservations made through other channels. There is no minimum stay requirement for “betterFly” fares.

Any "betterFly" ticket can be rebooked, although a charge will be made for this service. However, tickets are non-refundable. For information or to book a Lufthansa flight, please contact the Lufthansa Call Center on "0180 – LUFTHANSA" (0180/5 83 84 26). Reservations can also be made at Lufthansa-designated travel agencies and at Lufthansa sales counters at airports.

Deutsche Lufthansa AG
Media Relations
Thomas Jachnow
Tel. +49 69 696 - 95215/ – 2999
Fax +49 69 696 – 4834
http://media.lufthansa.com




A STAR ALLIANCE MEMBER



**Lufthansa Aviation Group** | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services

# Annual Press and Analysts' Conference 2006

Speech by
Wolfgang Mayrhuber
Chairman of the Executive Board and CEO
Deutsche Lufthansa AG

Frankfurt, March 23, 2006

- To be checked against delivery -

Good Morning Ladies and Gentlemen.

And welcome to our press conference on the annual results. We are today reporting in detail on the past business year and, afterwards, there will be time for your questions.

Ladies and Gentlemen,
Let me give you the most important facts first:

- 2005 was a successful business year for Lufthansa
- 2005 was a year of strategic decisions
- 2005 was the year that brought the turnaround for Thomas Cook and LSG
- and 2005 was the year that marked our 50th anniversary, with record passenger numbers, with a record load factor and customer satisfaction at an all-time high.

We aimed high in 2005 and have indeed achieved more than we expected. We again returned better results than in the previous year: Lufthansa posted an operating profit of 577 million euros in 2005. This is an increase of more than 50 %.

Despite sky-high fuel prices and a relatively weak domestic economy, we carried more passengers and freight, and improved capacity utilisation.

That success was fuelled by the Group's clear strategic direction. It is based on the service orientation of our skilled staff and management in all our business segments. They are all doing a great job translating our strategy of focusing on core competencies into practice, day-in day-out.

You can see further figures completing the picture on the chart behind me:

1. I've just mentioned operating profit.
2. Traffic revenue rose by 8 % to 13.9 billion euros.
3. The airline increased capacities by 2.5 %
4. The seat load factor was up 1 % to 75 %.
5. Capital expenditure amounting to 1.8 billion euros was funded from cash flow

Dr. Karl-Ludwig Kley will sketch in the year's figures in more detail later - for the last time , at least for Lufthansa. Our Chief Financial Officer is moving to Merck in Darmstadt. Good for Merck, but we are sorry to see him go ...

At the same time, I am pleased to be able to present his successor to you today ...

Ladies and Gentlemen,
Four things in particular put the past year in perspective:

- Lufthansa is growing,
- Lufthansa is raising its profitability,
- Lufthansa is investing in promising future projects, and
- Lufthansa enjoys exceptionally high customer loyalty.

We are growing not just quantitatively but qualitatively as well. Above all, the premium-customer segment is increasing, significantly. Obviously, the passengers who expect better service and more flexibility, appreciate the measures we take, especially in Business and First Class.

Ladies and Gentlemen,
Last year's results substantiate the course we are pursuing. Our focusing on core competencies with the passenger business at centre stage in the Group, was and is the right strategy. It is also mirrored in the dividend.

The Executive and Supervisory Board are pleased to be able to propose a divided again this year – in the amount of 50 euro-cents per share. That's 20 cents more than in the previous year.

Ladies and Gentlemen,
The news about the Group is gratifying but we are eager for more. Customers and costs will remain in our sights. We will stay on course, continuing to pursue the targets staked out in our cost-cutting Action Plan. In fact, we surpassed last year's savings target of 780 million euros – by a creditable eight million euros. We will realise our ultimate aim of saving a total of 1.2 billion euros, as planned, by the end of 2006.

Our underlying objective is also to make provision for the future. Our results suffered in the 2005 business year from the addition of 843 million euros to our fuel bill – despite our hedging measures. There is no sign of the trend ending. And for that very reason, we shall continue seeking intelligent ways of reducing costs and raising efficiency. That will pay off, twofold. For one, by enabling us to re-invest savings in new routes and new products, with benefits for all: for our customers, for shareholders and for the staff throughout the Group. For another, our savings drive gives us greater scope for acting on the price front in the marketplace – to the annoyance of our competitors.

The airlines (Passage) carried more than 51.3 million passengers and improved once more on the previous year's record figures. The passenger airlines in our core business are the engines driving the Group forward and spurring all other Group activities. Our quality and innovation offensive is still in full swing and has brought us a variety of industry awards. The customer satisfaction index is at an all-time high.

Our strategy as a full-line provider (Vollsortimenter) is paying off. We offer individual services for individual needs. With the Lufthansa Private Jet Service, we have completed our à la carte portfolio of flight services. Customer response is far more positive than expected. Passengers are full of praise for our Business Class, they are delighted with our First Class service. Again, the figures show the success of our premium strategy: The number of First-Class passengers rose last year by 20 %.

But Lufthansa is not just good, its offerings are suited to every purse. We have also made gains in the "bargain-fare" segment. Since last autumn, we've been offering discount and taster fares at 99 euros to 23 European destinations out of Hamburg. Those ex-Hamburg bargain flights have been so successful that we are launching our new "betterFly" tariff concept in the whole of Germany starting on the 3rd of April. With Lufthansa for 99 euros across Europe – Lufthansa is showing its teeth.

This year, we have a strong focus on European traffic. Competition is spurring our efforts. We are facing up to all types of competition and seeking, above and beyond that, to exploit additional growth potential – in all segments.

Our strategy of developing European traffic is not just a matter of lying on additional flights. We are also fitting out our continental fleet with new, better and more comfortable seats in both classes in the cabin. The quality offensive is continuing. Not only globally but locally as well.

Our newly established hub management is also delivering returns. Our three hubs in Frankfurt, Munich and Zurich are the most punctual in Europe. That's an exemplary team effort and excellent service to customers.

In the passenger business, the most important strategic step last year was the tie-up with SWISS. (Lufthansa holds (since July 2005) 49 % of SWISS equity. It will acquire full control of the Swiss carrier once essential traffic rights have been secured, but that will occur at the earliest at the end of 2006)

The SWISS carrier has stepped up the pace in its restructuring programme. Our targets all along the line are being met and – as the chart behind me shows – they are being surpassed. Synergies from the integration of SWISS – as you can see - are evolving faster and to greater effect than we first expected. You can see them clearly in 2005. In 2006, the synergy effects are indeed twice as high as planned.

All in all, we are highly satisfied. SWISS will reach the break-even point this year. And, next year we're expecting positive results. The response from customers is very positive. They see the advantages of integrated networks. They appreciate the tie-up between the two carriers as well as the continued autonomy of the two quality brands.

Ladies and Gentlemen,
Our commitment to the Star Alliance is also a firm strategic plank in our corporate policy. Next month, we will be celebrating the official admission to the Alliance of SWISS and South African Airlines. Star is the world's Number One airline grouping and it will stay that way.

Ladies and Gentlemen,
Flights begin on the ground. Which is why infrastructure improvement and expansion will remain one of our central issues. Air traffic is growing and we want that growth to occur with us and here in Germany. That explains our involvement in the "Air traffic for Germany" initiative – and our investment in Munich Airport, (T2) or Frankfurt Airport.

Ladies and Gentlemen,
Alongside the airlines, the other business segments in the Group have performed well and successfully.

To the business segments: During the financial year, all our business segments concentrated on their core competencies and their profitability. With success. All the segments returned an operating profit. All have expanded their customer base. All have launched new products.

Lufthansa Cargo is more efficient, more dynamic and delivering better quality. It is optimising its route network and products. It is operating with a leaner organisation. Our logistics services provider has returned gratifying results in a difficult business environment. The Company is well positioned in the Asian growth market. In harness with a Chinese partner, it has set up "Jade Cargo International" – the first joint-venture cargo carrier to be co-founded in China by a foreign company. The new prospects, which that venture will open up, are excellent. Two Boeing 747-400 E R Freighters are scheduled to begin operations with the new airline in mid-year, four further aircraft are on order.

Lufthansa Technik gained a number of new and attractive customers during the year. Not only did it lift its external revenues again, it also laid the foundations for future growth. The MRO business in Asia and the Middle East is developing very positively. New services, products and innovative technologies – in the aircraft cabin, for example – have done well in the world market.

On 2nd May, the Federal Chancellor, Frau Dr. Angela Merkel, will be attending the laying of the foundation stone of a new centre for modern jet engine maintenance and repairs. That joint venture between Lufthansa and Rolls Royce is an investment with a future – also with regard to employment prospects in Germany. Our commitment to Germany as an operating base is valued especially in Thuringia where the centre is located. We were very impressed with the response and speed, at which the authorities at all levels there cooperated in getting planning permission through, unbureaucratically.

There's good news to report on LSG SkyChefs. The trend has been reversed, the new policy is right: Restructuring is beginning to take effect and cost cuts are making an impact. The new team headed by Walter Gehl has made major gains. The company is now focusing on individual markets, such as North America.

Developments at Thomas Cook are very pleasing. The leisure travel group has completed its recovery, it is back in the profit zone and on a sound economic footing. Condor, the popular holiday carrier of TC is celebrating its 50th anniversary next week and with very good cause: after a tough and difficult recovery phase, Condor has returned to the success path.

2005 was also a good year for Lufthansa Systems. The IT company has further improved its cost structure and strengthened its competitive clout. International activities on the production front, such as joint ventures in Indonesia, underline the appeal of our IT group. Lufthansa Systems is to be converted into a joint stock corporation. That will give it greater visibility to a wider public, reflecting the growing importance and steady advance of this business segment.

Overall, we are satisfied with the development and results of our business segments. There's no question, though, that we can and will further boost our performance. That is our declared aim in 2006.

A company of our size requires an operating profit of one billion euros. That's our target by 2008. That will give us the flexibility and financial resources we want for ongoing investments to lastingly safeguard our future.

Ladies and Gentlemen,
A few words to conclude with: All companies, we included, are hoping for a friendlier business environment especially here in Germany. But should we encounter turbulent times, they will not deter us: We would be well prepared. Lufthansa will stay on course, it will keep its promises. Our industry needs change, and we want to play an active role in shaping that change and future developments. We are well prepared for the flight into the future. Stay with us - on that flight and on future journeys.

Thank you for your attention.




A STAR ALLIANCE MEMBER

**Lufthansa Aviation Group** | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services



# Annual Press
# and Analysts' Conference 2006

Presentation by
Wolfgang Mayrhuber
Chairman of the Executive Board and CEO
Deutsche Lufthansa AG

Frankfurt, March 23, 2006

- **Operating profit 577 Mio. €:** 50 % increase compared to the previous year
- **Traffic revenue** rose by **8 %** to **13.9 billion €**
- The **airline** increased **capacities** by **2.5 %**
- The **seat load factor** was up 1 percentage point to **75 %**
- **Capital expenditure** amounting to **1.8 billion €** was funded from **cash flow**

budget
economy
premium
Lufthansa Private Jet
LX Business Jet (C)
LH Business Jet (C)
Swiss Intercontinental (Y/C/F)
Lufthansa Intercontinental (Y/C/F)
Swiss Continental (Y/C)
Lufthansa Continental (Y/C)
Condor, Sun Express
german-wings
No-Frills
Charter
Eco-nomy basic
Eco-nomy flexible
Busi-ness
EBJ
First Class
Exec. Serv.

# Integration SWISS



2005
2006
Status
March 05
Actual
Status
March 05
Forecast
Mio. Euro
30
15
15
(62)
32
14
18
(17)
72
32
40
(39)
150
73
77
(28)
Revenue synergies
Cost synergies
Integration costs




A STAR ALLIANCE MEMBER

**Lufthansa Aviation Group** | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services



# Annual Press and Analysts' Conference 2006

Speech and presentation by
Dr. Karl-Ludwig Kley
Chief Financial Officer
Deutsche Lufthansa AG

Frankfurt, March 23, 2006

- To be checked against delivery -


Lufthansa
LUFTHANSA
Annual Press and Analysts'
Conference 2006
Dr Karl-Ludwig Kley
Member of the Executive Board and CFO
Deutsche Lufthansa AG
Frankfurt/Main, 23 March 2006
1

Ladies and Gentlemen,
A better operating result, a higher net profit, financial stability. And Swiss, too, is proving to be an excellent investment. From the CFO's perspective these four key points sum up the financial year 2005. Across the board we have significantly surpassed the analysts' median expectations. Once again Lufthansa has produced a positive surprise.

Since November our share price has also gained momentum and has shaken off the lethargy of the past years.

But this can only be a beginning. Increasingly, investors are realising the end of the restructuring phase. Lufthansa is once again trimmed for profitable growth.

We want our shareholders as well to benefit from our successful performance in 2005. We have therefore decided to increase the dividend. The Executive Board and the Supervisory Board will submit a motion to the Annual General Meeting to raise the dividend by 67% to 50 cents. That will raise the payout ratio for earnings per share from 32% to 51%.

## Key figures of the Lufthansa Group 2005

| | | Change vs. 2004 |
|---|---|---|
| Revenue | 18,065 m € | + 6.5 % |
| Operating Result | 577 m € | + 50.7 % |
| Net Profit for the period | 453 m € | + 12.1 % |
| Capex | 1,829 m € | + 2.6 % |
| Cashflow | 1,956 m € | + 4.0 % |
| Net Indebtedness | 7 m € | - 425 m € |
| Gearing (incl. Pensions) | 89.1 % | - 3.4 %P. |
| Equity ratio | 23.5 % | + 1.3 %P. |

2

The headline figures underscore the fact that Lufthansa is on the right path. Revenue increased by 6.5 per cent to over €18bn. Traffic revenue totalled €13.9bn and was 8 per cent up on the year. It made up 77 per cent of total revenue.
The operating profit amounts to €577m compared with €383m in 2004.
The net result comes to €453m and is 12.1 per cent above the prior-year figure.
We invested around €1.8bn, which was 2.6 per cent more than in 2004. €788m of this was spent on aircraft and spare engines. The cash flow from operating activities rose by 4 per cent to nearly €2bn thanks to the improved result.

On 31 December we had net debt of €7m. Financing activities during the course of the year showed a net outflow of €444m.
Our gearing improved by 3.4 percentage points compared with the end of 2004 to 89.1 per cent.
The equity ratio rose to 23.5 per cent.

To sum up,
- our liquidity position remains excellent,
- our balance sheet and capital structure were strengthened further in the course of 2005; Lufthansa stands on firm financial foundations,
- we increased the result again; we are moving forward.


Group revenue by business segments
2005 vs. 2004
IT Services (1.4%)
257 m €
(+ 8.0%)
Catering (9.4%)
1,708 m €
(- 7.1%)
Passenger Transportation (63.9%)
11,542 m €
(+ 7.5%)
MRO (10.1%)
1,819 m €
(+ 7.0%)
Passenger Transportation
Logistics (15.2%)
2,739 m €
(+ 11.6%)
3

All the business segments except Catering lifted their revenue total.

Capacity management tailored to demand together with successful sales management ensured higher average yields and more passengers for our Passenger Transportation segment.

The Logistics segment likewise raised its revenue. It went up by 11.6 per cent – even though traffic output was reduced.

The MRO segment boosted its revenue total by 7 per cent.

The revenue of the Catering segment decreased by 7.1 per cent. The revenue figure for 2004 had included Chef Solutions' turnover of €0.2bn until it was sold off in June. Hence the year-on-year decline was due to a deconsolidation effect.

IT Services pushed up its revenue by 8 per cent to €257m, mainly thanks to winning new customers.

## Traffic figures
2005 vs. 2004

| | |
|---|---|
| Passengers | + 0.7 % |
| Passenger load-factor | + 1.0 %P. |
| Yield per RPK | + 3.5 % |
| Cargo / Mail (in tonnes) | - 1.0 % |
| Cargo load-factor | - 2.0 %P. |
| Yield per FTKT | + 10.8 % |

4

The traffic data were published earlier, so I shall not go into them here.

Let me just say at this point that 2005 was a year of controlled, moderate growth in passenger business. And let me add that the expanded supply on the European routes was generated exclusively from efficiency gains.


Parameters of the Group development
2005 vs. 2004
in m €
12,869
Traffic revenue 2004
+ 320
Volume
+ 105
Currency
+ 610
Price
13,904
Traffic revenue 2005
5

The resulting higher traffic output was one of the drivers of the increase in revenue, adding €320m.
The major part of this growth was attributable to higher prices, which boosted revenue by €610m.
Changes in currency parities, particularly in the fourth quarter, were responsible for €105m of the increase in traffic revenue.


Passenger traffic revenue and yields development
2005 vs. 2004
by traffic region (in per cent)
Traffic revenue
Yields
+ 3.8 / + 1.2
+ 12.5 / + 10.3
+ 10.0 / + 2.4
+ 12.8 / + 5.7
+ 7.6 / + 3.5
Europe
Americas
Asia/Pacific
Middle East/Africa
Total
6

Our passenger airlines generated 7.6 per cent more traffic revenue than in 2004 and improved their average yields by 3.5 per cent. Adjusted for the positive cross-currency effects, yields would have gone up by 2.7 per cent.

The increase in traffic revenue was apparent in all traffic regions. The biggest increases were recorded in the traffic regions America and Middle East /Africa, which both posted year-on-year rises of over 12 per cent.


Yield development Passenger Business
in 2005
Change in per cent
1Q2005
2Q2005
3Q2005
4Q2005
Europe
Americas
Asia/Pacific
Middle East/ Africa
Total
-0.6
0.4
-1.1
6.6
3.9
8.4
8.0
21.3
-3.1
-1.4
3.0
10.7
1.1
1.2
3.6
16.8
-1.7
1.6
1.9
12.3
7

The yields continue to show a marked upward trend and in the fourth quarter were strongly positive everywhere. The main factors in this were foreign currency gains (5.5%) and fuel surcharges (4.7%).


Development of expenses
2005 vs. 2004
in m €
Change in per cent
Cost of materials 9,007 + 11.1 + 9.3
Staff costs 4,853 + 1.5 + 0.8
Depreciation + amortisation 1,398 + 26.6 + 25.7
other operating expenses 3,760 + 2.5 + 2.2
Total 19,018 + 7.7 + 6.5
-10
0
10
20
30
Group 2005
Group as 2004
8

Expenses grew by 6.5 per cent compared with 2004. Adjusted for consolidation effects, they would have been 7.7 per cent higher.

The main cost driver was the cost of materials, which climbed by 9.3 per cent to €9.0bn.

The chief factor responsible for this again was fuel costs, which rocketed by 46.3 per cent to €2.7bn. Consumption rose by 1.3 per cent while prices shot up by 42.1 per cent. The weak dollar eased fuel costs by 2.9 per cent. Without our successful fuel price hedging, the fuel bill would have been €278m higher still.

Fees and charges were kept at the 2004 level despite the expanded traffic volume. This achievement shows that the measures taken under our Action Plan are clearly bearing fruit.

Staff costs rose marginally by 0.8 per cent. Adjusted for consolidation changes, they went up by 1.5 per cent. Wages and salaries rose by 0.6 per cent, with the remainder due to the raising of the statutory income ceilings for social security contributions. Expenditure on pension obligations was on a par with the 2004 figure.

Depreciation, amortisation and impairment charges increased by 25.7 per cent to €1.4bn. Following impairment tests, the goodwill of LSG SkyChefs USA was written down by €280m. Excluding these impairments, depreciation and amortisation expense was only 1.5 per cent up on 2004.

## Operating result
2005 vs. 2004

| in m € | 2005 | 2004 |
|---|---|---|
| **Loss / Profit from operating activities** | **719** | **954** |
| **- Net book gains from disposal of assets** | **- 331** | **- 446** |
| thereof Loyalty Partner | -107 | - |
| thereof Amadeus GTD | -182 | -292 |
| thereof LGM | - | -13 |
| thereof Tank & Rast | - | -53 |
| thereof Chef Solutions | - | 14 |
| thereof aircraft disposals | - 9 | -31 |
| others | - 33 | - 71 |
| **+/- Impairment** | **+304** | **+34** |
| **+/- Others** | **- 115** | **- 159** |
| **Operating result** | **+ 577** | **+ 383** |

9

The Group operating result improved from €383m to €577m.

Book profits totalled €331m, mainly from the disposals of equity stakes in Amadeus GTD and Loyalty Partners. In 2004 we had booked capital gains of €446m.

Among the countervailing influences were the aforementioned goodwill impairments, which depressed the result by €304m.


Operating results per segment
2005 vs. 2004
in m €
Passenger Transportation
Logistics
MRO
Catering
IT Services
135
265
108
34
258
205
-167
5
63
61
-200
-100
0
100
200
300
2004 2005
10

In 2005 all the business segments posted a positive operating result. This is the first time since we started including break-downs of the operating result by segment, and it clearly shows the substantial progress that we have made in the strategic positioning of our business segments.

The operating result of the Passenger Transportation segment comes to €135m. This is €130m lower than in 2004. The lower result was due chiefly to the high fuel costs.

As long as there are no more exorbitant oil price hikes, geopolitical risks or pandemics, we reckon that the operating result for 2006 will surpass last year's figure.

Lufthansa Cargo's operating result comes to €108m, which is €74m better than in 2004. Average yields and hence revenue were raised substantially. For 2006 we anticipate an operating result that, at best, will match the 2005 figure.

Lufthansa Technik further improved its good prior-year operating result by €53m to €258m. The MRO segment raised its turnover with external customers and continued its successful cost management course. Given the increasingly competitive environment in which we operate, it will, however, be difficult to repeat our 2005 result in 2006.


Operating results per segment
2005 vs. 2004
in m €
Passenger Transportation
Logistics
MRO
Catering
IT Services
135
265
108
34
258
205
-167
5
63
61
-200
-100
0
100
200
300
2004 2005
11

Thanks to successful restructuring measures, the LSG SkyChefs group managed to achieve the promised operating profit resulting in €5m, even after allowing for restructuring charges. This is a turnaround of €172m. Through targeted growth via closer customer relationships and further cost reductions, we hope to achieve again a better result in the financial year 2006 than in 2005.

IT Services improved its operating profit by €2m to €63m. High development costs – for example, in connection with the innovative airline system FACE – will dent the operating result a little in 2006 but will not derail the segment from its stable positive profit trend.

And now I would like to say something about Thomas Cook, whose performance is included in the financial result. The restructuring programme has now been concluded. As you know, the Thomas Cook group posted a much better result in its 2004/2005 business year than it did twelve months previously. The segment result accounted for using the equity method comes to plus €54m (2003/2004: minus €101m). Thomas Cook is confident that in the 2005/2006 business year it will achieve a further improved result.

## Financial result

2005 vs. 2004

| in m € | 2005 | 2004 | Change in per cent |
|---|---|---|---|
| Income from subsidiaries and associated companies | 447 | - 42 | |
| Balance of net interest | - 248 | - 331 | + 25.1 % |
| Others | - 43 | - 40 | - 7.5 % |
| **Financial result** | **156** | **- 413** | |
| **Net loss / profit for the period** | **453** | **404** | **+ 12.1 %** |

12

In 2005 we achieved a positive financial result of €156m. This is €569m better than in 2004.

The marked improvement in the income result from subsidiaries, joint ventures and associates by €489m is mainly attributable to Thomas Cook and to the first-time inclusion in the consolidated accounts of SWISS (Air Trust). This contains a positive contribution of €291m from so-called "badwill".

The net interest result amounts to minus €248m. Interest payments on retirement benefit obligations totalled €200m; the corresponding figure in 2004 was €246m. The dedicated counterfinancing of our pension obligations helped to push down interest charges.

The net result for the year increased by €49m to €453m.

## Operating cash flow
2005 vs. 2004

| in m € | 2005 | 2004 | Change |
|---|---|---|---|
| Loss/profit before income taxes | 875 | 541 | + 334 |
| Depreciation + amortisation | + 1,506 | + 1,204 | + 302 |
| Income taxes | - 65 | - 68 | + 3 |
| Result from fixed asset disposal | - 311 | - 402 | + 91 |
| Others | - 49 | + 606 | - 655 |
| **Cash flow from operating activities** | **1,956** | **1,881** | **+ 75** |
| **Capex** | **1,829** | **1,783** | **+ 46** |

13

The cash flow generated from operating activities expanded by 4.0 per cent or €75m to almost €2bn. This is due first and foremost to the better earnings result. Among the cash items classified under the heading "Other" is the improvement of €543m in the financial result (contained in the pre-tax result) and the decline in working capital by €112m.

Consequently, in 2005 the cash flow was once again greater than the capital expenditure of €1.8bn. €788m of this was invested in the fleet. The corresponding figure in 2004 was €1.3bn. The main financial investments in the year under review were the purchase of SWISS and the acquisition of equity stakes in WAM and Fraport.

Lufthansa's liquidity on 31 December 2005 totalled €3.6bn.


Action Plan
Cost reductions of 780 m€ planned for 2004/2005
thereof 788 m€ implemented until December 31st, 2005
2004/2005: 788 m€
2006: 412 m€
1,2 bn€ sustainable cost reduction
319 m€
156%
External Providers 205 m€
Production framework/ processes 170 m€
Internal Providers 230 m€
Staff 175 m€
222 m€
97%
132 m€
76%
115 m€
68%
14

One of the focal points of our activities in 2005 was the ongoing implementation of the Action Plan. We are satisfied with the progress made to date. Up to 31 December 2005 Lufthansa's retrenchment efforts had produced lasting improvements to the result totalling €788m. This means that we have comfortably achieved our target for the years 2004/2005 of €780m. In 2006 we shall reach the full target of €1.2bn.


Oil hedge scenario Lufthansa Group
Status: March 2006
80
70
60
50
40
30
20
Average oil price Lufthansa Group LH in USD/bbl
market-price
LH-price 2006
25 30 35 40 45 50 55 60 65 70 75 80
USD/bbl
Average Hedging Position
In %
Q2 2006
Q3 2006
Q4 2006
Q1 2007
15

We do not expect any easing of fuel costs.

For 2006 we anticipate an average price of 63 USD/bbl. That adds up to total expenditure on fuel of around €3.3bn. In other words, in 2006 the fuel bill will shoot up further.

We have now hedged 90 per cent of the expected fuel requirement for the whole of 2006.


Outlook*
Operating result in EURm
1200
1000
800
600
400
200
0
-200
841
1,060
724
1,042
28
718
36
383
577
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
*as of March 23rd, 2006
16

All the experts expect the global economic upswing to continue in 2006. Faster economic growth is also predicted for the euro zone and Germany, than in the past year. Business activity in Germany will be additionally boosted by the World Cup. All of the companies belonging to the Lufthansa Group will profit from this. Among the operational handicaps is the ongoing high oil price, as a trend reversal seems unlikely. In addition, the overall market environment in which the Lufthansa Group operates is characterised by fierce competition and resulting downward pressure on prices and yields.

Lufthansa is facing up to these challenges. The Group companies are implementing programmes aimed at boosting productivity and profitability which will have the desired effect.

Our core segment Passenger Transportation will expand its capacity only moderately this year, concentrating the extra supply on growth markets. The restructuring of the Leisure Travel segment has been concluded, and the restructuring of the Catering segment is on track. This will have a positive impact on the Lufthansa Group's result this year. Subject to the proviso that no extra strains ensue from exorbitant oil price rises or crisis situations and that the overall economic setting does not deteriorate, we shall achieve an operating result in 2006 – excluding SWISS – that at least matches the performance achieved in 2005. For 2007 and the following years we expect further improvements in the result. In the medium term, our aim is to reach at least the 1-billion-euro mark.

Thank you for your attention.

# Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.



# Background

A STAR ALLIANCE MEMBER

**Lufthansa Aviation Group** | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services

Frankfurt, March 23, 2006

## The Lufthansa Share

**Share capital of Deutsche Lufthansa AG**
1,172,275,200 Euro.
Lufthansa's share capital is divided into 457.9 million registered non-par value shares.
About 410,000 shareholders are recorded in Lufthansa's shareholders' register.
29.9 per cent of Lufthansa's share capital is held by private stock owners, 70.1 per cent by institutional investors.

**Shareholder structure (as of December 31, 2005)**
100.00 % free float

**Shareholder structure by nationality (as of December 31, 2005)**

| | |
|---|---|
| Germany | 79.0 % |
| USA | 5.0 % |
| Belgium | 3.7 % |
| Great Britain | 3.7 % |
| Luxembourg | 2.7 % |
| Switzerland | 2.5 % |
| Other 136 countries | 3.4 % |

**Dividend Payments 1998-2005**

| Year | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|---|---|
| Dividend in EUR | 0.56 | 0.56 | 0.60 | - | 0.60 | - | 0.30 | 0,50* |
| Dividend payment in EUR mill. | 215.0 | 215.0 | 229.0 | - | 229.0 | - | 137.0 | 229.0* |

* Proposal

## Financial Data

| | |
|---|---|
| May 11, 2006 | Release of Interim Report<br>January - March 2006 |
| May 17, 2006 | Annual General Meeting<br>Cologne |
| July 27, 2006 | Release of Interim Report<br>January – June 2006 |
| October 26, 2006 | Press Conference and Analysts' Conference<br>on Interim Report<br>January – September 2006 |
| March 8, 2007 | Annual Press and Analysts' Conference on 2006 result |



# Lufthansa Biography

A STAR ALLIANCE MEMBER







## Wolfgang Mayrhuber

**Chairman of the Executive Board and CEO, Deutsche Lufthansa AG**

Wolfgang Mayrhuber is the Chairman of the Executive Board and CEO of Deutsche Lufthansa AG. As such, he is responsible for the aviation group, which comprises the Passenger Business, Logistics, MRO, Catering, Leisure Travel and IT Services segments and has about 90,000 employees worldwide. Simultaneously, he heads Lufthansa's passenger airlines. Lufthansa is synonymous with superior technical and aviation expertise, acknowledged service standards and an unparalleled global route network, which the company operates jointly with its Star Alliance partners.

Wolfgang Mayrhuber has more than 30 years of service with the Lufthansa Group. He joined the company on February 1, 1970, as an engineer at the engine overhaul facility in Hamburg. After holding a variety of management posts in the Maintenance, Repair and Overhaul (MRO) division, he was appointed Executive Vice President and Chief Operating Officer Technical at Lufthansa on November 1, 1992. In the early nineties, Wolfgang Mayrhuber headed the rehabilitation team charged with engineering Lufthansa's recovery. Subsequently, he was elected Chairman of the Executive Board of Lufthansa Technik AG when it became an independent company in October 1994 and exercised an influential role in its ongoing evolution into a global supplier of MRO services. The company is currently networked with 25 subsidiaries, worldwide. After six years in that post, Wolfgang Mayrhuber was appointed to the Executive Board of Deutsche Lufthansa AG on January 1, 2001 with responsibility for the passenger airline business. On April 1, 2002, he was elected Deputy Chairman of the Executive Board. At the conclusion of the Annual General Meeting on June 18, 2003, he took up his position as Chairman of the Executive Board and CEO of Deutsche Lufthansa AG. In March 2005 his contract was extended up to December 31, 2010.

In addition to his executive-board responsibilities, Wolfgang Mayrhuber sits on various supervisory boards. He is Chairman of the Supervisory Board of Lufthansa CityLine and a member of the supervisory boards of Eurowings Luftverkehrs AG, Munich Re Group (Münchener Rückversicherungs-Gesellschaft AG) and BMW Group. At an international level, he is a member of the Board of Directors of Swiss International Air Lines Ltd. and HEICO Corp. (Florida/USA).

Wolfgang Mayrhuber has been elected Chairman for 2006 of the Association of European Airlines (AEA); he has for some years chaired the Association's Steering Committee. He is also a member of the Strategy and Policy Committee (SPC) of the International Air Transport Association (IATA) and is seated on the IATA Board of Governors.

Born in Waizenkirchen, Austria, on March 22, 1947, Wolfgang Mayrhuber studied mechanical engineering at the Technical College in Steyr, Austria, and at the Bloor Institute in Canada. In autumn 1990, he completed an Executive Management Training course at the Massachusetts Institute of Technology (MIT) in Boston.

For photos please visit our website: http://media.lufthansa.com

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 / 696 – 2999
Fax +49 69 / 696 – 95428
http://media.lufthansa.com

Frankfurt, March 2006


Lufthansa Biography



## Dr. Karl-Ludwig Kley

**Member of the Executive Board / Chief Financial Officer Deutsche Lufthansa AG**

Dr. Karl-Ludwig Kley has been Chief Financial Officer and a member of the Executive Board of Deutsche Lufthansa AG since September 1, 1998.

Prior to his appointment, Dr. Kley was in charge of corporate finance and investor relations at Bayer AG in Leverkusen. Before that, he held a number of senior management positions, which included responsibility for sales and marketing of the company´s Pharmaceuticals division for the regions Africa, Asia and Latin America. During the eight years he spent working in Japan and Italy, Dr. Kley gained extensive management experience in multicultural settings.

In addition to his duties within the Lufthansa Group, Dr. Kley is a member of the supervisory boards of MAN Nutzfahrzeuge Group (Munich), Merck KGaA (Darmstadt), Vattenfall Europe (Berlin), Gerling Allgemeine Versicherungs-AG (Cologne), the boards of directors of KG Allgemeine Leasing GmbH & Co. (Grünwald) and Amadeus Global Travel Distribution S.A. (Madrid).

Dr. Kley is a lawyer by profession. He graduated from Munich University in 1979 and also received his doctorate from that university.

He was born on June 11, 1951, is married and has one son.

For photos please visit our website: http://media.lufthansa.com

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 696 – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, March 2006